--------------------------------------------------------------------------------

Dear Participant:
--------------------------------------------------------------------------------

   For the six months ending June 30, 1997, Separate Account (B)'s Accumulated Unit Value increased 15.63% while the dividend-adjusted Standard & Poor's Composite Index of 500 stocks (S&P 500) increased by 20.67%. The Account's twelve month gain was 25.29% versus the S&P 500's dividend adjusted return of 34.70%. Although the Account's performance was shy of the large gains set by the S&P 500, Separate Account (B) outperformed the 22.00% twelve month increase of the average U.S. stock fund as reported in the Wall Street Journal.
   The powerful stock market rally during the first half of 1997 follows strong double-digit gains registered in 1995 and 1996. If the market continues at this pace, it will be the only time during the post-World War II era that the S&P 500 has increased by in excess of 10% for three consecutive years. Of course, the market does not go up in a straight line. The S&P 500 was only slightly positive at the end of the first quarter, following an increase in interest rates by the Federal Reserve on March 25. Altogether the market fell by approximately 9% after the Federal Reserve took action. Rising interest rates create problems for the equity markets as fixed income returns become more competitive with equity returns and price/earnings multiples shrink as capitalization rates increase. When the Federal Reserve did not follow up with additional rate hikes, the market recovered strongly. The driving forces supporting the current level of stock prices continue to be solid quarterly earnings gains and the low levels of reported inflation.
   Separate Account (B), as most managed funds, keeps at least a modest cash reserve to satisfy withdrawals and to take advantage of market opportunities. In today's interest rate environment, the return on short-term investment funds has been about 5.50%. To enhance these returns, we have written call options on a portion of the portfolio. When we write an option, our goal is a minimum monthly return of 1.5%, or 18% annualized. During the first half of 1997 Separate Account (B) generated an additional $371 thousand by executing this strategy. These earnings are consistent with the first half of last year when we generated approximately $377 thousand from writing call options.
   Although the S&P 500 was up strongly in the first half, performance varies between the constituent groups of the index. Consumer Staples had the largest gain of 27.2%, and Utilities had the smallest gain of 8.7%. Other strong groups included Science & Technology and Finance, whereas Consumer Cyclicals and Energy tended to lag the overall index. We were underweighted in Consumer Staples, but had no investment in the Utility area. We had slight overweightings in Science & Technology, Finance and Energy, and were distinctly underweighted in Consumer Cyclicals.
   The market rally has pushed the market's price/earnings ratio to a level rarely seen since the 1960's. Recently the S&P 500 was trading at 19.5 times the operating earnings expected over the next four quarters. That compares to a more comfortable and perhaps a more sustainable level of 16.1 times at the beginning of the year. The market is trading at these levels even though we are in the sixth year of an economic recovery. Normally high price/earnings ratios are seen earlier in the recovery, when earnings are expected to increase at a more rapid rate and multiples tend to expand. Strong earnings and low inflation have been two primary factors propelling this market since 1995.
   From a long term perspective, it is hard to imagine a better market environment than we are currently experiencing. If all of the fundamentals -- low inflation, profit growth, and monetary and fiscal policy -- continue to be positive, then there will probably be no more than a normal correction. There is, however, little room at this level of market prices for disappointments. Your investment managers will continue to monitor market conditions and make portfolio changes that we believe will enhance relative returns.
   Thank you for your continued support and participation.

Cordially,

S/LEW H. NATHAN
Lew H. Nathan
Chairman of the Committee
Separate Account (B)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================

                                                       SIX MONTHS
                                                          ENDED
                                                         JUNE 30
                                                       (UNAUDITED)                      YEAR ENDED DECEMBER 31
                                                       -----------      ------------------------------------------------------
(Per accumulation unit outstanding during the period)     1997            1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------
Value at beginning of period                               $14.14          $11.74          $8.85          $8.91          $7.70
                                                           ------           -----          -----            ---            ---
Investment income                                             .13             .19            .19            .19            .15
Fees                                                          .06             .10            .09            .07            .07
                                                           ------           -----          -----            ---            ---
      INVESTMENT INCOME--NET                                  .07             .09            .10            .12            .08
Net gain (loss) on investments                               2.14            2.31           2.79           (.18)          1.13
                                                           ------           -----          -----            ---            ---
      NET INCREASE (DECREASE) IN PARTICIPANTS' EQUITY
       RESULTING FROM OPERATIONS                             2.21            2.40           2.89           (.06)          1.21
                                                           ------           -----          -----            ---            ---
VALUE AT END OF PERIOD                                     $16.35          $14.14         $11.74          $8.85          $8.91
                                                           ======           =====          =====            ===            ===
Ratio of investment income--
   net to average participants' equity                        0.9%(a)         0.7%           1.0%           1.3%           1.0%
Ratio of fees to average participants' equity                 .83%(a)         .83%           .83%           .83%           .83%
Portfolio turnover rate                                        26%             53%            46%            52%            69%
Number of accumulation units outstanding at end of
   period                                               8,761,053       8,502,140      8,763,186      9,298,777      9,385,475


--------------------------------------------------------------------------------
(a) annualized  See accompanying Notes to Financial Statements.
--------------------------------------------------------------------------------

                       COMMITTEE FOR SEPARATE ACCOUNT (B)
--------------------------------------------------------------------------------
                                    MEMBERS
--------------------------------------------------------------------------------

Lew H. Nathan, Chairman                         Richard T. Fox                  William W. Tongue
Group Vice President                            Financial Consultant            Professor of Economics
Continental Assurance Company                                                   and Finance, Emeritus
                                                                                University of Illinois at Chicago
Richard W. Dubberke
Vice President and
Portfolio Manager
Continental Assurance Company

Peter J. Wrenn
President
Hudson Technology, Inc.

-------------------------------------------------------------------------------------------------------------

SECRETARY                                       AUDITORS                        CUSTODIAN

Lynne Gugenheim                                 Deloitte & Touche LLP           Chase Manhattan Trust Company
Vice President and Associate General Counsel    Chicago, Illinois               of Illinois
Continental Assurance Company                                                   Chicago, Illinois

--------------------------------------------------------------------------------

            This report has been prepared for the information of participants in Continental Assurance Company Separate Account (B) and is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus that includes information regarding Separate Account
(B)'s objectives, policies, management, records, sales commissions and other information.


--------------------------------------------------------------------------------

----------------------------------------
  RECORD OF ACCUMULATION UNIT VALUES
----------------------------------------

                    UNIT
       VALUATION   MARKET
         DATE      VALUE
-------------------------
1997  June 30      $16.35
1996  December 31   14.14
1995  December 31   11.74
1994  December 31    8.85
1993  December 31    8.91
1992  December 31    7.70
1991  December 31    7.29
1990  December 31    5.45
1989  December 31    5.31
1988  December 31    4.56
1987  December 31    3.91

  The Annuity Unit Values shown at
the right are based on the monthly
increases or decreases in the
accumulation unit values in excess of
an assumed annualized rate of 3 1/2%
and rounded to the nearest cent.

----------------------------------------
     RECORD OF ANNUITY UNIT VALUES
----------------------------------------

                  UNIT
      VALUATION  MARKET
        DATE     VALUE
-----------------------
1997  July 1     $5.78
1997  January 1   4.88
1996  January 1   4.36
1995  January 1   3.35
1994  January 1   3.39
1993  January 1   3.14
1992  January 1   2.71
1991  January 1   2.36
1990  January 1   2.40
1989  January 1   2.08
1988  January 1   1.86

--------------------------------------------------------------------------------
         ILLUSTRATION OF AN ASSUMED INVESTMENT IN ONE ACCUMULATION UNIT
--------------------------------------------------------------------------------

  Separate Account (B) does not make distributions of investment income and realized capital gains; therefore, the unit values include investment income and capital gains. This chart displays the unit value at December 31 for the past ten years, and June 30, 1997. This period was one of mixed common stock prices.
  The values shown should not be considered representations of values which may be achieved in the future.

                            [UNIT VALUE BAR GRAPH]

YEAR                  UNIT VALUE
1987                     3.91
1988                     4.56
1989                     5.31
1990                     5.45
1991                     7.29
1992                     7.7
1993                     8.91
1994                     8.85
1995                    11.74
1996                    14.14
JUNE 1997               16.35

--------------------------------------------------------------------------------
                                         3

--------------------------------------------------------------------------------
                            SCHEDULE OF INVESTMENTS
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================
JUNE 30, 1997

                                                              NUMBER OF              MARKET
(ALL INVESTMENTS ARE IN SECURITIES OF UNAFFILIATED ISSUERS)    SHARES                VALUE
----------------------------------------------------------------------------------------------

COMMON STOCKS:
   AEROSPACE-(2.2%)
   United Technologies Corporation                              38,200            $  3,170,600
                                                                                  ------------
   BEVERAGES-(3.4%)
   The Robert Mondavi Corporation*                              49,000               2,315,250
   PepsiCo Inc.                                                 67,000               2,516,687
                                                                                  ------------
                                                                                     4,831,937
                                                                                  ------------
   BROADCASTING-(1.5%)
   Tele-comm Liberty Media Gr-A*                                88,875               2,110,781
                                                                                  ------------
   CHEMICAL-(3.2%)
   Minerals Technologies Inc.                                   47,300               1,773,750
   Monsanto Company                                             65,000               2,799,063
                                                                                  ------------
                                                                                     4,572,813
                                                                                  ------------
   COMPUTER TECHNOLOGY-(5.2%)
   First Data Corp.                                             80,000               3,515,000
   Hewlett-Packard Company                                      69,400               3,886,400
                                                                                  ------------
                                                                                     7,401,400
                                                                                  ------------
   CONTAINER-(1.5%)
   Crown Cork & Seal Company, Inc.                              40,000               2,137,500
                                                                                  ------------
   COSMETICS-(3.4%)
   The Gillette Company                                         52,000               4,927,000
                                                                                  ------------
   DIVERSIFIED-(4.7%)
   American Standard Companies, Inc.*                           50,000               2,237,500
   Corning Inc.                                                 42,700               2,375,187
   Thermo Electron Corp.*                                       61,625               2,118,359
                                                                                  ------------
                                                                                     6,731,046
                                                                                  ------------
   ELECTRONIC COMPONENTS-(6.8%)
   Honeywell Inc.                                               30,000               2,276,250
   Molex Incorporated/Class A                                  116,796               4,073,260
   Motorola, Inc.                                               44,000               3,344,000
                                                                                  ------------
                                                                                     9,693,510
                                                                                  ------------
   ELECTRICAL EQUIPMENT-(2.1%)
   General Electric Company                                     45,000               2,941,875
                                                                                  ------------
   ENERGY-(4.2%)
   The Columbia Gas System, Inc.                                35,000               2,283,750
   Enron Corp.                                                  90,000               3,673,125
                                                                                  ------------
                                                                                     5,956,875
                                                                                  ------------
   FINANCIAL SERVICES-(1.8%)
   American Express Company                                     35,000               2,607,500
                                                                                  ------------
   FINANCIAL SERVICES (BANK)-(10.5%)
   Banc One Corporation                                         54,500               2,639,844
   Bank United Corp.                                            60,000               2,280,000
   Citicorp                                                     35,500               4,279,969
   Nationsbank Corporation                                      52,200               3,366,900
   Norwest Corporation                                          45,000               2,531,250
                                                                                  ------------
                                                                                    15,097,963
                                                                                  ------------

                See accompanying Notes to Financial Statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================
JUNE 30, 1997

                                                              NUMBER OF              MARKET
(ALL INVESTMENTS ARE IN SECURITIES OF UNAFFILIATED ISSUERS)    SHARES                VALUE
----------------------------------------------------------------------------------------------
COMMON STOCKS:
   FOODS-(1.9%)
   CPC International Inc.                                       28,800            $  2,658,600
                                                                                  ------------
   HEALTH CARE-(6.8%)
   Cardinal Health, Inc.                                        64,750               3,706,938
   Healthsouth Corp.*                                          148,000               3,690,750
   Medtronic, Inc.                                              30,000               2,430,000
                                                                                  ------------
                                                                                     9,827,688
                                                                                  ------------
   HOUSEHOLD PRODUCTS-(1.9%)
   Procter & Gamble Co.                                         19,400               2,740,250
                                                                                  ------------
   INSURANCE-(2.0%)
   Travelers/Aetna Property Casualty Corporation                70,000               2,791,250
                                                                                  ------------
   MACHINERY-(3.7%)
   Deere & Company                                              46,600               2,557,175
   Illinois Tool Works, Inc.                                    56,800               2,836,450
                                                                                  ------------
                                                                                     5,393,625
                                                                                  ------------
   OIL FIELD SERVICES & EQUIPMENT-(3.1%)
   Santa Fe International*                                      45,000               1,530,000
   Schlumberger Limited                                         23,000               2,875,000
                                                                                  ------------
                                                                                     4,405,000
                                                                                  ------------
   OIL & GAS EQUIPMENT-(2.5%)
   Camco International Inc.                                     65,000               3,558,750
                                                                                  ------------
   PHARMACEUTICAL-(7.2%)
   Eli Lilly and Company                                        25,000               2,732,813
   Pfizer Inc.                                                  40,500               4,839,750
   Schering-Plough Corporation                                  60,000               2,872,500
                                                                                  ------------
                                                                                    10,445,063
                                                                                  ------------
   PUBLISHING-(1.5%)
   Tribune Company                                              45,000               2,162,813
                                                                                  ------------
   RAILROADS-(1.9%)
   Burlington Northern Santa Fe                                 30,212               2,715,304
                                                                                  ------------
   RETAIL STORES-(1.4%)
   The Sports Authority, Inc.*                                 104,750               2,036,078
                                                                                  ------------
   SEMICONDUCTOR-(4.4%)
   Applied Materials Inc.*                                      39,000               2,761,688
   Intel Corp.                                                  25,000               3,545,312
                                                                                  ------------
                                                                                     6,307,000
                                                                                  ------------
   TELECOMMUNICATIONS-(2.8%)
   A T & T Corporation                                          59,000               2,068,687
   Loral Space & Communications*                               131,500               1,972,500
                                                                                  ------------
                                                                                     4,041,187
                                                                                  ------------
         TOTAL COMMON STOCKS--(91.6%)                                              131,263,408
                                                                                  ------------

                See accompanying Notes to Financial Statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================
JUNE 30, 1997

                                                              NUMBER OF
                                                              CONTRACTS
                                                                  OR                MARKET
(All investments are in securities of unaffiliated issuers)   PAR VALUE             VALUE
---------------------------------------------------------------------------------------------
OPTIONS:
   CHEMICAL-(0.0%)
   Minerals Technologies Inc.                                       150          $       (150)
                                                                                 ------------
   COMPUTER TECHNOLOGY-(0.0%)
   Hewlett-Packard Company                                           54                  (608)
                                                                                 ------------
   SEMICONDUCTOR-(0.0%)
   Applied Materials Inc.                                           100                 9,499
   Intel Corp.                                                       50                 7,562
                                                                                 ------------
                                                                                       17,061
                                                                                 ------------
         TOTAL OPTIONS-(0.0%)                                                          16,303
                                                                                 ------------
SHORT-TERM NOTES:
   BANKS-(4.6%)
   The First National Bank of Chicago Eurodollar Time
   Deposit, 6.05%, due 7/01/97                               $6,630,000             6,631,114
                                                                                 ------------
   DIVERSIFIED-(3.5%)
   Textron Financial Corp., 5.82%, due 7/24/97                5,000,000             4,981,408
                                                                                 ------------
   FINANCE-(0.4%)
   Pitney Bowes Credit Corporation, 5.57%, due 7/15/97          520,000               518,856
                                                                                 ------------
         TOTAL SHORT-TERM NOTES-(8.5%)                                             12,131,378
                                                                                 ------------
         TOTAL INVESTMENTS-(100.1%)                                               143,411,089
   Cash and receivables less liabilities-(-0.1%)                                     (144,841)
---------------------------------------------------------------------------------------------
         PARTICIPANTS' EQUITY-NET ASSETS-(100.0%)                                $143,266,248
=============================================================================================

*Non-income producing security in 1997.
                See accompanying Notes to Financial Statements.

--------------------------------------------------------------------------------

                            STOCK PORTFOLIO CHANGES
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================

         SIX MONTHS ENDED JUNE 30, 1997 (IN SHARES)           INCREASED   DECREASED   NOW OWNED
-----------------------------------------------------------------------------------------------
COMMON STOCK:
   A T & T Corporation                                         15,000           -       59,000
   American Express Company                                    15,000      10,000       35,000
   American Standard Companies, Inc.                           50,000           -       50,000
   Applied Materials Inc.                                      10,000      20,000       39,000
   Banc One Corporation                                        10,000      10,000       54,500
   Bank United Corp.                                           60,000           -       60,000
   Boatmen's Bancshares Inc.                                        -      40,000            -
   Camco International Inc.                                     5,000      20,000       65,000
   Cardinal Health, Inc.                                       10,000      15,000       64,750
   Citicorp                                                         -       5,000       35,500
   Cognizant Corp.                                             25,000      25,000            -
   Columbia HCA Healthcare Corp.                                    -      62,500            -
   Corning Inc.                                                42,700           -       42,700
   Electronic Data Systems Corporation                              -      57,500            -
   Enron Corp.                                                 10,000           -       90,000
   Fluor Corporation                                                -      33,000            -
   General Electric Company                                    22,500           -       45,000
   Harman International Industries, Inc.                       35,000      35,000            -
   Healthsouth Corp.                                           94,000      40,000      148,000
   Hewlett-Packard Company                                     10,000       4,600       69,400
   Honeywell Inc.                                              30,000           -       30,000
   Home Depot Inc.                                                  -      38,333            -
   Illinois Tool Works, Inc.                                   28,400           -       56,800
   Intel Corp.                                                 15,000      15,000       25,000
   Iona Technologies PLC-ADR                                   10,000      10,000            -
   Eli Lilly and Company                                       40,000      25,000       25,000
   Loral Space & Communications                                12,500           -      131,500
   McDonald's Corporation                                           -      50,000            -
   Medtronic, Inc.                                             30,000           -       30,000
   NCR Corporation                                              2,750       2,750            -
   Molex Incorporated/Class A                                  23,359           -      116,796
   Monsanto Company                                            10,000           -       65,000
   Nationsbank Corporation                                     52,200           -       52,200
   Pfizer Inc.                                                      -      10,000       40,500
   Procter & Gamble Co.                                             -       8,900       19,400
   Santa Fe International                                      45,000           -       45,000
   Schering Plough Corporation                                 40,000      20,000       60,000
   Tele-Communications, Inc./Class A                                -      55,000            -
   Tele-comm Liberty Media Gr-A                                29,625           -       88,875
   Tribune Company                                             45,000           -       45,000
   U. S. Filter Corp.                                          55,000      55,000            -


-----------------------------------------------------------------------------------------------

                                        7

--------------------------------------------------------------------------------
                        ALLOCATION OF EQUITY INVESTMENTS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================

JUNE 30                                                       1997   1996
-------------------------------------------------------------------------
   Technological                                              23.3%  24.7%
   Consumer Staples                                           19.5   15.3
   Financial Services                                         15.6    9.8
   Capital Goods                                              11.5    3.8
   Consumer Services                                          10.7   15.8
   Energy                                                     10.6    7.2
   Basic Industries                                            5.1    5.2
   Transportation                                              2.1    4.2
   Consumer Cyclicals                                          1.6    9.2
   Conglomerates                                               --     4.8
                                                              ----   ----
                                                              100%    100%
                                                              ----   ----

--------------------------------------------------------------------------------
                       TEN LARGEST COMMON STOCK HOLDINGS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================

                                                                MARKET          % OF NET
JUNE 30, 1997                                                    VALUE           ASSETS
----------------------------------------------------------------------------------------
The Gillette Company                                          $ 4,927,000          3.4%
Pfizer Inc.                                                     4,839,750          3.3
Citicorp                                                        4,279,969          3.0
Molex Incorporated/Class A                                      4,073,260          2.8
Hewlett-Packard Company                                         3,886,400          2.7
Cardinal Health, Inc.                                           3,706,938          2.6
Healthsouth Corp.                                               3,690,750          2.6
Enron Corp.                                                     3,673,125          2.6
Camco International Inc.                                        3,558,750          2.5
Intel Corp.                                                     3,545,312          2.5
----------------------------------------------------------------------------------------
                                                              $40,181,254         28.0%
========================================================================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      STATEMENT OF ASSETS AND LIABILITIES
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================
JUNE 30                                                           1997           1996
-----------------------------------------------------------------------------------------
ASSETS
   Investments in securities of unaffiliated issuers--Note
     1:
      Common stocks at market (cost $79,962,552 and
       $71,324,249)                                           $131,263,408   $106,703,609
      Call options written at market (cost $47,578 and
       $14,499)                                                     16,303          9,499
      Bonds at market (cost $999,375)                                    -        865,000
      Short-term notes at amortized cost (approximates
       market)                                                  12,131,378      6,410,752
                                                               -----------    -----------
          TOTAL INVESTMENTS                                    143,411,089    113,988,860
   Cash                                                            682,866         21,329
   Dividends receivable--Note 1                                     85,713         90,102
   Interest receivable                                                   -         17,688
   Receivable for securities sold                                        -         42,386
   Receivable from Continental Assurance Company for fund
     deposits                                                       97,712         19,665
                                                               -----------    -----------
             TOTAL ASSETS                                      144,277,380    114,180,030
                                                               -----------    -----------
LIABILITIES
   Fees payable to Continental Assurance Company--Note 4            45,697         36,003
   Payable for securities purchased                                643,918         35,000
   Deferred income call options written                             47,578         14,499
   Payable to Continental Assurance Company for fund
     withdrawals                                                   273,939        312,764
                                                               -----------    -----------
             TOTAL LIABILITIES                                   1,011,132        398,266
-----------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY--NET ASSETS (8,761,053 and 8,715,245
  units issued and outstanding at
  $16.35 and $13.06 per unit)--Note 2                         $143,266,248   $113,781,764
=========================================================================================

--------------------------------------------------------------------------------

                            STATEMENT OF OPERATIONS
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================
SIX MONTHS ENDED JUNE 30                                         1997           1996
----------------------------------------------------------------------------------------
Investment income:
   Dividends                                                  $   654,564    $   555,031
   Interest and other                                             488,170        284,772
                                                               ----------     ----------
                                                                1,142,734        839,803
                                                               ----------     ----------
Fees (Continental Assurance Company)--Note 4:
   Investment advisory fees                                       322,543        271,392
   Service fees                                                   212,879        179,118
                                                               ----------     ----------
                                                                  535,422        450,510
                                                               ----------     ----------
             INVESTMENT INCOME--NET                               607,312        389,293
                                                               ----------     ----------
Investment gain--Note 3:
   Net realized gain                                            6,606,049      7,428,145
   Net unrealized gain                                         12,324,602      3,811,944
                                                               ----------     ----------
             NET GAIN ON INVESTMENTS                           18,930,651     11,240,089
----------------------------------------------------------------------------------------
NET INCREASE IN PARTICIPANTS' EQUITY RESULTING FROM
  OPERATIONS                                                  $19,537,963    $11,629,382
========================================================================================

                See accompanying Notes to Financial Statements.

--------------------------------------------------------------------------------
                                        9


--------------------------------------------------------------------------------
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================


SIX MONTHS ENDED JUNE 30                                                      1997              1996
--------------------------------------------------------------------------------------------------------
From operations:
   Investment income--net                                                 $    607,312      $    389,293
   Net realized gain on investments                                          6,606,049         7,428,145
   Net unrealized gain on investments                                       12,324,602         3,811,944
                                                                           -----------        ----------
         Net increase in participants' equity resulting from
          operations                                                        19,537,963        11,629,382
                                                                           -----------        ----------
From unit transactions:
   Sales                                                                    10,285,204           718,953
   Withdrawals                                                              (6,748,561)       (1,411,655)
                                                                           -----------        ----------
         Net increase (decrease) in participants' equity
          resulting from unit transactions                                   3,536,643          (692,702)
                                                                           -----------        ----------
         TOTAL INCREASE IN PARTICIPANTS' EQUITY                             23,074,606        10,936,680
Participants' equity, January 1                                            120,191,642       102,845,084
--------------------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY, JUNE 30                                             $143,266,248      $113,781,764
========================================================================================================
                      See accompanying Notes to Financial Statements.
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------
                    NOTE 1. SIGNIFICANT ACCOUNTING POLICIES:
================================================================================

ORGANIZATION
   Continental Assurance Company Separate Account (B) (Separate Account (B)) is registered under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company. Separate Account (B) is part of Continental Assurance Company (Assurance), an Illinois life insurance company which is a wholly-owned subsidiary of Continental Casualty Company (Casualty). Casualty is wholly-owned by CNA Financial Corporation (CNA). Loews Corporation owns approximately 84% of the outstanding common stock of CNA.
   The operations of Assurance include the sale of certain variable annuity contracts, the proceeds of which are invested in Separate Account (B). Assurance also provides investment advisory and administrative services to Separate Account (B) for a fee.
   The assets and liabilities of Separate Account (B) are segregated from those of Assurance.

INVESTMENTS
   Investments in securities traded on national securities exchanges are valued at the last reported sales price on each business day of the year. Securities not traded on a national exchange are valued at the bid price of over-the-counter market quotations. Short-term notes are valued at cost plus accrued discount or interest (amortized cost) which approximates market.
   Separate Account (B) invests from time to time in certain derivative financial instruments to increase investment returns. Financial instruments used for such purposes include put and call options on stocks. The gross notional principal amount of these instruments at June 30, 1997 totaled $2,422,000 and $750,000 at June 30, 1996.
   Derivatives are carried at fair value which generally reflects the estimated amounts that Separate Account (B) would receive or pay upon termination of the contracts at the reporting date. Dealer quotes are available for all of Separate Account (B)'s derivatives.
   The fair values associated with these instruments are generally affected by changes in the stock market. The credit risk associated with these instruments is minimal as all transactions are cleared through security exchanges.
   Net realized gains and losses on sales of securities are determined as the difference between proceeds and cost, using the specific identification method. There are no differences in cost for financial statement and Federal income tax purposes.
   Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

   Separate Account (B) may loan securities, up to a maximum of 25% of its net assets, to brokers under loan agreements which are fully secured by cash or government securities. Loaned securities are not reported herein as purchases or sales since Separate Account (B) remains the owner of loaned securities. No loans were outstanding June 30, 1997 and 1996.

FEDERAL INCOME TAXES
   Under existing Federal income tax law, no taxes are payable on net investment income and net realized capital gains, which are reinvested in Separate Account
(B) and taken into account in determining unit values.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   NOTE 2. PARTICIPANTS' EQUITY--NET ASSETS:
================================================================================
Participants' equity--net assets consisted of the following:

---------------------------------------------------------------------------------------------------------
JUNE 30                                                                       1997           1996
---------------------------------------------------------------------------------------------------------
From operations:
    Accumulated investment income--net                                    $ 51,889,059   $ 50,917,612
    Accumulated net realized gain on investment transactions                86,486,118     74,676,575
    Accumulated unrealized gain                                             51,356,282     35,523,994
    Accumulated unrealized loss                                                (39,124)      (269,510)
                                                                          ------------   ------------
         Accumulated income                                                189,692,335    160,848,671
From unit transactions:
    Accumulated proceeds from sale of units, net of
     withdrawals                                                           (46,426,087)   (47,066,907)
---------------------------------------------------------------------------------------------------------
TOTAL PARTICIPANTS' EQUITY--NET ASSETS                                    $143,266,248   $113,781,764
=========================================================================================================

--------------------------------------------------------------------------------
                              NOTE 3. INVESTMENTS:
================================================================================

NET REALIZED GAIN ON INVESTMENTS
SIX MONTHS ENDED JUNE 30                                                      1997           1996
---------------------------------------------------------------------------------------------------------
Aggregate proceeds                                                        $373,481,575   $181,635,609
Aggregate cost                                                             366,875,526    174,207,464
---------------------------------------------------------------------------------------------------------
    Net realized gain                                                     $  6,606,049   $  7,428,145
=========================================================================================================
CHANGE IN UNREALIZED GAIN ON INVESTMENTS
SIX MONTHS ENDED JUNE 30                                                      1997           1996
---------------------------------------------------------------------------------------------------------
Unrealized gain on investments:
    Balance, June 30                                                      $ 51,317,158   $ 35,254,483
    Less balance, January 1                                                 38,992,556     31,442,539
---------------------------------------------------------------------------------------------------------
    Change in net unrealized gain                                         $ 12,324,602   $  3,811,944
=========================================================================================================
AGGREGATE COST OF SECURITIES PURCHASED
SIX MONTHS ENDED JUNE 30                                                      1997           1996
---------------------------------------------------------------------------------------------------------
Common stocks                                                             $ 30,834,521   $ 24,205,958
Put options                                                                    -                3,000
Bonds                                                                          -              999,375
Short-term notes                                                           346,327,431    156,355,885
---------------------------------------------------------------------------------------------------------
    Total purchases                                                       $377,161,952   $181,564,218
=========================================================================================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            NOTE 4. MANAGEMENT FEES:
================================================================================

     Separate Account (B) pays fees to Assurance for investment advisory and management services (investment advisory fees) which are set by contract at one-half of one percent per annum of the average daily net assets of Separate Account (B).

     The Investment Advisory Agreement additionally provides for the reimbursement to Assurance for certain legal, accounting and other expenses (service fees). Such reimbursement is computed at the rate of .33 of one percent per annum of the average daily net assets of Separate Account (B).

     Participants pay fees to Assurance for sales and administrative services. Sales fees represent costs paid by participants upon purchase of additional accumulation units; administrative fees are deducted annually from certain participants' accounts.

--------------------------------------------------------------------------------
FEES AND EXPENSES PAID TO ASSURANCE

SIX MONTHS ENDED JUNE 30                                          1997             1996
-----------------------------------------------------------------------------------------
Investment advisory fees                                        $322,543         $271,392
Service fees                                                     212,879          179,118
                                                                 -------          -------
    Total fees charged to fund income                            535,422          450,510
Sales and administrative fees paid by participants                   967            1,589
-----------------------------------------------------------------------------------------
    Total                                                       $536,389         $452,099
=========================================================================================


-----------------------------------------------------------------------------------------

                                       12

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
                                        [B LOGO]



                                        CONTINENTAL ASSURANCE COMPANY

                                        SEPARATE ACCOUNT (B)

                                        REPORT TO PARTICIPANTS

                                        JUNE 30, 1997



[CNA LOGO]

[CA LOGO]

L 554-921 (06/97)         8/97